Zodiac Exploration Inc.

TSX VENTURE: ZEX

December 5, 2013

Zodiac Exploration Inc. Announces Appointment of Mr. Lee A. Pettigrew as CEO

CALGARY, ALBERTA – The Board of Directors of Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) are pleased to announce the appointment of Mr. Lee A. Pettigrew as the President and Chief Executive Officer of the Company replacing the Interim President and CEO, Mr. Peter Haverson.

Robert Cross, Chairman of Zodiac said “I wish to thank Peter for his contribution and leadership to Zodiac over the past year, guiding the company through this transitional period. On behalf of the staff and Board of Zodiac we wish Peter well in his new endeavours.”

Mr. Pettigrew graduated with distinction from the Richard Ivey School of Business at the University of Western Ontario and has a long and successful career in business. He has over 20 years of investment banking experience specializing in oil & gas producers and the energy services industry. After starting his career with The First Boston Corporation in New York as a corporate finance analyst, Mr. Pettigrew subsequently joined Gordon Capital in its Toronto head office. He moved to Calgary to co-head Gordon’s oil and gas efforts in 1992. While there, he worked on many large financings and M&A transactions, including acting as a Global Coordinator for the Government of Canada's divestiture of its interest in Petro-Canada. In 1995, he was one of nine founders of Newcrest Capital, and led its oil and gas effort for five years before the firm was bought by TD Bank. After a two year period as a Managing Director in TD's Energy Group, Mr. Pettigrew joined Orion Securities as Managing Director of Energy, where he led several billion dollars of transactions for E&P and services companies. After Orion’s sale to Macquarie Bank in 2007, Mr Pettigrew became a Managing Director of Energy for two years. In 2009, he founded Mercari Capital Ltd., with a mandate of principal-based investing in domestic and international junior oil and gas and services opportunities.

Mr. Cross commented: “We are very pleased to have Mr. Pettigrew joining the team at Zodiac. His skills and business experience are ideally suited to the future strategy of Zodiac which includes continuing to seek opportunities to maximize our Californian assets while taking on the challenge of developing and growing our acquired assets in the Duvernay/Nordegg shale in Alberta through the recently announced acquisition of Muskwa Resources.”

Mr. Pettigrew stated "I am thrilled to have the opportunity to lead Zodiac into this exciting phase of its evolution. The pro forma Zodiac/Muskwa asset base is rich in potential and opportunities. I believe the Company is well positioned to unlock this value, especially given its strong financial position of over $12.5 million in net cash."

For more information, please contact:

Zodiac Exploration Inc.

John Newman

Chief Financial Officer and Director

(403) 444-7850

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